SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 7, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Explanatory Note
This Report on Form 6-K contains a press release of Qimonda AG dated February 7, 2008 announcing the terms of a convertible bond offering by Qimonda Finance LLC.

News Release — Presseinformation
Qimonda announces pricing of convertible notes offering
Munich, February 7, 2008 — Qimonda Finance LLC, a wholly owned subsidiary of Qimonda AG, announced today the pricing of its Senior Unsecured Convertible Notes due 2013 (the “Notes”) in the aggregate principal amount of USD 217.6 million. Investor demand enabled Qimonda to increase the size of the offering of Notes so that they are convertible into a total of 30 million American Depositary Shares (ADSs) from the initially planned 25 million ADSs. The conversion price was fixed at USD 7.25 for each ADS, corresponding to a conversion premium of 35% above the reference share price of USD 5.37, subject to adjustments in certain circumstances. The Notes will pay interest semi-annually at a rate of 6.75% per annum. In addition, Qimonda Finance granted the underwriters an option to purchase up to an additional USD 30.4 million aggregate principal amount of the Notes to cover over-allotments, if any. Application is expected to be made for the Notes to be listed on the Open Market of the Frankfurt Stock Exchange. The transaction is expected to close on February 13, 2008, subject to the satisfaction of closing conditions.
Concurrently with this transaction, Infineon Technologies AG, Qimonda’s majority shareholder, entered into a share lending agreement with an affiliate of Credit Suisse, pursuant to which Infineon has agreed to lend Qimonda ADSs to the affiliate. Under the share lending agreement, the share borrower has sold 17.5 million of those ADSs in a registered public offering at a price per share of USD 4.97 to facilitate investors’ hedges of their positions in the Notes. The affiliate of Credit Suisse will receive all of the proceeds from the sale of the borrowed ADSs; Qimonda will not receive any of the proceeds from these sales.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Qimonda intends to use the proceeds of the sale of the Notes for general corporate purposes.
Citi, Credit Suisse and Deutsche Bank Securities are acting as joint bookrunners for the offering, and ABN AMRO Inc., JP Morgan and UniCredit are serving as co-managers.
Copies of the prospectus can be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn NY 11220 (Tel: +1-877-858-5407), Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010 (Tel: +1-800-221-1037) or Deutsche Bank Securities Inc., Prospectus Department, 100 Plaza One, Second Floor, Jersey City, NJ 07311 (Tel: +1-800-503-4611). It may be also accessed through our website at www.qimonda.com or directly through the U.S. Securities and Exchange Commission at www.sec.gov.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in its 2007 financial year and has approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Disclaimer:
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.
Certain statements in this press information, and other written or oral statements made by or on behalf of Qimonda AG, are “forward-looking statements“ within the meaning of the U.S. federal securities laws. All statements, other than statements of historical facts, including statements regarding Qimonda’s future results of operations and financial position, Qimonda’s business strategy and plans, and Qimonda’s objectives for future operations, are forward-looking statements within the meaning of these laws. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “thinks”, “estimates”, “seeks”, “predicts”, “potential”, and similar expressions. Although Qimonda believes that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors“ and elsewhere in the prospectus filed with the U.S. Securities and Exchange Commission on September 10, 2007, including those documents incorporated therein by reference, as part of the registration statement on Form F-3 and the prospectus supplement, subject to completion, dated February 5, 2008, as filed with the SEC. Those factors, among others, could cause Qimonda’s actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider the prospectus, you should carefully understand that the forward-looking statements are not guarantees of performance or results. These factors expressly qualify all subsequent oral and written forward-looking statements attributable to Qimonda or persons acting on Qimonda’s behalf. New risks and uncertainties arise from time to time, and Qimonda cannot predict those events or how they may affect us. Except for any ongoing obligations to disclose material information as required by the federal securities laws, Qimonda does not have any intention or obligation to update forward-looking-statements after the date of this press information.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Michael Kraft	+49 89 60088 1400	michael.kraft@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: February 7, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board